Siana Lowrey +1 415 693 2150 slowrey@cooley.com	By EDGAR

October 25, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Bagley

Lilyanna Peyser

Patrick Kuhn

Lyn Shenk

Re:	Sweetgreen, Inc.

Amendment No. 4 to

Draft Registration Statement on Form S-1

Submitted October 7, 2021

CIK No. 0001477815

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 4 to Draft Registration Statement on Form S-1 submitted to the Commission on October 7, 2021. Concurrently with the submission of this response letter, the Company is filing a Registration Statement on Form S-1 (the “S-1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in the S-1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the S-1.

The Offering

Voting Rights, page 17

1.

We note your amended disclosure that “following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and in certain other circumstances as described in our amended and restated certificate of incorporation.” Please amend your disclosure here to briefly describe the “certain transfers” and “certain other circumstances” under which the Class B shares will automatically convert into Class A shares, or provide a cross reference to a more detailed discussion of these terms elsewhere in your filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the S-1.

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

October 25, 2021

Page Two

General

2.

In appropriate places throughout the prospectus, please revise your disclosure to further describe the directed share program. Your disclosure should address the selection criteria for the persons who will participate in the program, the process that you will follow in identifying qualified potential participants, the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program.

Response: The Company respectfully informs the Staff that, as previously discussed with the Staff, the Company is considering implementing a directed share program available to certain of its digital customers based on certain objective criteria, but at this time has not yet finalized the details of any such program or made a decision as to whether it will ultimately do so. If and when the Company decides to proceed with such a customer directed share program, the Company will amend the S-1 to disclose the requested information. If the Company decides to move forward with a customer directed share program, such program would be supplemental to the directed share program for certain individuals identified by management as currently disclosed in the prospectus.

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Please contact me at (415) 693-2150, David Peinsipp at (415) 693-2177 or Charlie Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.

Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.

Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.

Nick Hobson, Cooley LLP

David Peinsipp, Cooley LLP

Charlie Kim, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com